Exhibit 99.1

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three months ended March 31, 2014 and 2013

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2014	2013
Revenues
Distribution (includes $40 related party revenues; 2013 – $39) (Note 13)	1,327	1,184
Transmission (includes $411 related party revenues; 2013 – $370) (Note 13)	422	373
Other	15	15

	1,764	1,572

Costs
Purchased power (includes $794 related party costs; 2013 – $713) (Note 13)	922	798
Operation, maintenance and administration (Note 13)	311	233
Depreciation and amortization	167	161

	1,400	1,192

Income before financing charges and provision for payments in lieu of corporate income taxes	364	380
Financing charges	90	88

Income before provision for payments in lieu of corporate income taxes	274	292
Provision for payments in lieu of corporate income taxes (Notes 5, 13)	34	35

Net income	240	257
Other comprehensive income	—	—

Comprehensive income	240	257

Basic and fully diluted earnings per common share (Canadian dollars) (Note 11)	2,357	2,525

Dividends per common share declared (Canadian dollars) (Note 12)	1,946	1,250

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

At March 31, 2014 and December 31, 2013

(millions of Canadian dollars)	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents (Note 8)	381	565
Accounts receivable (net of allowance for doubtful accounts – $46; 2013 – $36) (Note 6)	1,112	923
Due from related parties (Note 13)	207	197
Investment (Notes 8, 13)	251	251
Regulatory assets	43	47
Materials and supplies	26	23
Deferred income tax assets	18	18
Derivative instruments (Note 8)	4	6
Prepaid expenses and other assets	125	28

	2,167	2,058

Property, plant and equipment:
Property, plant and equipment in service	23,992	23,820
Less: accumulated depreciation	8,749	8,615

	15,243	15,205
Construction in progress	1,191	1,078
Future use land, components and spares	148	148

	16,582	16,431

Other long-term assets:
Regulatory assets	2,592	2,636
Intangible assets (net of accumulated amortization – $265; 2013 – $252)	304	313
Goodwill	133	133
Deferred debt costs	36	36
Deferred income tax assets	9	11
Derivative instruments (Note 8)	5	6
Other	6	1

	3,085	3,136

Total assets	21,834	21,625

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited)(continued)

At March 31, 2014 and December 31, 2013

(millions of Canadian dollars, except number of shares)	March 31, 2014	December 31, 2013
Liabilities
Current liabilities:
Bank indebtedness (Note 8)	15	31
Accounts payable	130	135
Accrued liabilities (Notes 5, 9, 10)	652	654
Due to related parties (Note 13)	184	230
Accrued interest	120	100
Regulatory liabilities	68	85
Long-term debt payable within one year (includes $504 measured at fair value; 2013 – $506) (Notes 7, 8)	754	756

	1,923	1,991

Long-term debt (includes $255 measured at fair value; 2013 – $256) (Notes 7, 8)	8,475	8,301

Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 9)	1,510	1,488
Deferred income tax liabilities	1,185	1,129
Pension benefit liability (Note 9)	745	845
Regulatory liabilities	244	163
Environmental liabilities (Note 10)	237	239
Net unamortized debt premiums	20	20
Long-term accounts payable and other liabilities	25	20
Asset retirement obligations	14	14

	3,980	3,918

Total liabilities	14,378	14,210

Contingencies and commitments (Notes 15, 16)
Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 11, 12)	323	323
Shareholder’s equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 11, 12)	3,314	3,314
Retained earnings	3,828	3,787
Accumulated other comprehensive loss	(9)	(9)

Total shareholder’s equity	7,133	7,092

Total liabilities, preferred shares and shareholder’s equity	21,834	21,625

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (unaudited)

For the three months ended March 31, 2014 and 2013

Three months ended March 31, 2014 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2014	3,314	3,787	(9)	7,092
Net income	—	240	—	240
Dividends on preferred shares	—	(4)	—	(4)
Dividends on common shares	—	(195)	—	(195)

March 31, 2014	3,314	3,828	(9)	7,133

Three months ended March 31, 2013 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2013	3,314	3,202	(9)	6,507
Net income	—	257	—	257
Dividends on preferred shares	—	(4)	—	(4)
Dividends on common shares	—	(125)	—	(125)

March 31, 2013	3,314	3,330	(9)	6,635

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three months ended March 31, 2014 and 2013

Three months ended March 31 (millions of Canadian dollars)	2014	2013
Operating activities
Net income	240	257
Environmental expenditures	(3)	(4)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	151	144
Regulatory assets and liabilities	63	7
Deferred income taxes	6	4
Changes in non-cash balances related to operations (Note 14)	(308)	(247)

Net cash from operating activities	149	161

Financing activities
Long-term debt issued	175	—
Short-term notes payable	—	74
Dividends paid	(199)	(129)
Change in bank indebtedness	(16)	(3)
Other	(1)	—

Net cash used in financing activities	(41)	(58)

Investing activities
Capital expenditures (Note 14)
Property, plant and equipment	(287)	(256)
Intangible assets	(5)	(26)
Other	—	(7)

Net cash used in investing activities	(292)	(289)

Net change in cash and cash equivalents	(184)	(186)
Cash and cash equivalents, beginning of period	565	195

Cash and cash equivalents, end of period	381	9

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three months ended March 31, 2014 and 2013

1. DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

The demand for electricity generally follows normal weather-related variations, and therefore the Company’s energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited interim Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries: Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Telecom Inc., Hydro One Lake Erie Link Management Inc., Hydro One Lake Erie Link Company Inc., and Hydro One B2M Holdings.

Intercompany transactions and balances have been eliminated.

Basis of Accounting

These unaudited interim Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. These unaudited interim Consolidated Financial Statements do not contain all disclosures required by US GAAP for annual audited consolidated financial statements. Accordingly, they should be read in conjunction with the Company’s annual Consolidated Financial Statements as at, and for the year ended December 31, 2013. In particular, the Company’s significant accounting policies are presented in Note 2 to the annual Consolidated Financial Statements and have been applied consistently in the preparation of these unaudited interim Consolidated Financial Statements. The Company reclassified certain comparative balances on the consolidated balance sheet and consolidated statement of cash flows to conform to the current presentation of the interim consolidated financial statements. These reclassifications had no impact on the net income for the comparative periods. The Company has determined that these amounts were not material to its consolidated financial statements for any prior interim or annual period. In the opinion of management, these unaudited interim Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the three months ended March 31, 2014. Financial results for this interim period are not necessarily indicative of results that may be expected for any other interim periods or for the year ending December 31, 2014.

Hydro One performed an evaluation of subsequent events through to May 7, 2014, the date these unaudited interim Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these unaudited interim Consolidated Financial Statements. See Note 18 – Subsequent Event.

Rate Setting

The Company’s Transmission Business includes the separately regulated transmission business of Hydro One Networks. The Company’s consolidated Distribution Business includes the separately regulated distribution business of Hydro One Networks, as well as the subsidiaries Hydro One Brampton Networks and Hydro One Remote Communities.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

Transmission

In May 2012, Hydro One Networks filed a cost-of-service application with the OEB for 2014 transmission rates. In December 2012, the OEB approved the 2014 revenue requirement of $1,528 million. In December 2013, Hydro One Networks filed a draft Rate Order with the OEB for 2014 transmission rates. The 2014 transmission revenue requirement was increased to $1,535 million from the originally-approved revenue requirement of $1,528 million, primarily due to changes in the cost of capital parameters for 2014 released by the OEB in November 2013. On January 9, 2014, the OEB approved the draft Rate Order for 2014 transmission rates as filed.

Distribution

In April 2013, Hydro One Networks filed an Incentive Regulation Mechanism (IRM) rate application with the OEB for 2014 distribution rates. In December 2013, the OEB approved an increase in average distribution rates of approximately 2.4%, with an effective date of January 1, 2014.

In August 2013, Hydro One Brampton Networks filed an IRM application with the OEB for 2014 distribution rates. In December 2013, the OEB issued a decision that resulted in a reduction in distribution rates of approximately 2.5%, with an effective date of January 1, 2014.

In October 2013, Hydro One Remote Communities filed an IRM application with the OEB for 2014 rates, seeking approval for a rate increase of approximately 0.5%. In March 2014, the OEB approved an increase of approximately 1.7% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2014. The final rate increase was adjusted by the OEB’s updated rate adjustment parameters and Hydro One Remote Communities’ IRM stretch factor.

3. NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU did not have a significant impact on the Company’s interim Consolidated Financial Statements.

4. BUSINESS ACQUISITION

Norfolk Power Purchase Agreement

On April 2, 2013, Hydro One reached an agreement with The Corporation of Norfolk County to acquire 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Norfolk Power will be approximately $93 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2014. In anticipation of the Norfolk Power acquisition, the Company made a refundable deposit totaling $5 million, which was recorded in other current assets on the interim Consolidated Balance Sheet.

5. PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The current provision for payments in lieu of corporate income taxes (PILs) is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At March 31, 2014, $24 million due from the OEFC was included in due from related parties on the interim Consolidated Balance Sheet (December 31, 2013 – $29 million). The total provision for PILs using the liability method of accounting includes deferred income taxes that are not expected to be recovered from ratepayers.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

Deferred PILs balances expected to be recovered from ratepayers result in regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

For the three months ended March 31, 2014, the Company’s overall effective tax rate of 12.41% differed from the enacted statutory rate of 26.50% primarily due to the temporary differences included in the rate-setting process, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes.

6. ACCOUNTS RECEIVABLE

(millions of Canadian dollars)	March 31, 2014	December 31, 2013
Accounts receivable – billed	443	268
Accounts receivable – unbilled	715	691

Accounts receivable, gross	1,158	959
Allowance for doubtful accounts	(46)	(36)

Accounts receivable, net	1,112	923

The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2014 and the year ended December 31, 2013:

Three months ended March 31, 2014 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2014	(36)
Write-offs	6
Additions to allowance for doubtful accounts	(16)

Allowance for doubtful accounts – March 31, 2014	(46)

Year ended December 31, 2013 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2013	(23)
Write-offs	24
Additions to allowance for doubtful accounts	(37)

Allowance for doubtful accounts – December 31, 2013	(36)

7. DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1,000 million. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had no commercial paper borrowings outstanding as at March 31, 2014 or December 31, 2013.

Hydro One has a $1,500 million committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2018. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3,000 million. At March 31, 2014, $1,640 million remained available until October 2015.

The following table presents the outstanding long-term debt at March 31, 2014 and December 31, 2013:

(millions of Canadian dollars)	March 31, 2014	December 31, 2013
Notes and debentures	9,220	9,045
Add: Unrealized marked-to-market loss[1]	9	12
Less: Long-term debt payable within one year	(754)	(756)

Long-term debt	8,475	8,301

[1]	The unrealized marked-to-market loss relates to $500 million of the Series 19 notes due 2014, and $250 million of the Series 21 notes due 2015. The unrealized marked-to-market loss is offset by a $9 million (December 31, 2013 – $12 million) unrealized marked-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 8 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges

On January 29, 2014, Hydro One issued $50 million notes under its MTN Program, with a maturity date of January 29, 2064 and a coupon rate of 4.29%.

On March 21, 2014, Hydro One issued $125 million floating-rate notes under its MTN Program, with a maturity date of March 21, 2019.

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 8 – Fair Value of Financial Instruments and Risk Management.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

Non-Derivative Financial Assets and Liabilities

At March 31, 2014 and December 31, 2013, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at March 31, 2014 and December 31, 2013 are as follows:

	March 31, 2014		December 31, 2013
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
$500 million of MTN Series 19 notes[1]	505	505	506	506
$250 million of MTN Series 21 notes[2]	254	254	256	256
Other notes and debentures[3]	8,470	9,508	8,295	9,018

	9,229	10,267	9,057	9,780

[1]	The fair value of $500 million of the MTN Series 19 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of $250 million of the MTN Series 21 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[3]	The fair value of other notes and debentures, and the portions of the MTN Series 19 notes and the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At March 31, 2014, the Company had interest-rate swaps totaling $750 million (December 31, 2013 – $750 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to approximately 8% (December 31, 2013 – 8%) of its total long-term debt of $9,229 million (December 31, 2013 – $9,057 million). At March 31, 2014, the Company had the following interest-rate swaps designated as fair value hedges:

(a)	two $250 million fixed-to-floating interest-rate swap agreements to convert $500 million of the $750 million MTN Series 19 notes maturing November 19, 2014 into three-month variable rate debt; and

(b)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable rate debt.

At March 31, 2014, the Company also had interest-rate swaps with a total notional value of $600 million (December 31, 2013 – $900 million) classified as undesignated contracts. The undesignated contracts consist of the following interest-rate swaps:

(c)	two $250 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2013 to December 11, 2014, and from February 19, 2014 to November 19, 2014;

(d)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 24, 2014 to January 24, 2015; and

(e)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 27 notes from December 3, 2013 to December 3, 2014.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at March 31, 2014 and December 31, 2013 was as follows:

March 31, 2014 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	381	381	381	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges — interest-rate swaps	9	9	—	9	—

	641	641	381	260	—

Liabilities:
Bank indebtedness	15	15	15	—	—
Long-term debt	9,229	10,267	—	10,267	—

	9,244	10,282	15	10,267	—

December 31, 2013 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	565	565	565	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges — interest-rate swaps	12	12	—	12	—

	828	828	565	263	—

Liabilities:
Bank indebtedness	31	31	31	—	—
Long-term debt	9,057	9,780	—	9,780	—

	9,088	9,811	31	9,780	—

Cash and cash equivalents include cash and short-term investments. At March 31, 2014, short-term investments consisted of bankers’ acceptances and money market funds totaling $343 million (December 31, 2013 – $515 million). The carrying values are representative of fair value because of the short-term nature of these instruments.

The investment represents the Province of Ontario Floating-Rate Notes maturing in November 2014. The fair value of the investment is determined using inputs other than quoted prices that are observable for the asset, with unrecognized gains or losses recognized in financing charges. The Company obtains quotes from an independent third party for the fair value of the investment, who uses the market price of similar securities adjusted for changes in observable inputs such as maturity dates and interest rates.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the three months ended March 31, 2014 or the year ended December 31, 2013.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest rate levels in anticipation of future financing. Hydro One may also enter into derivative agreements such as forward-starting pay fixed-interest-rate swap agreements to hedge against the effect of future interest rate movements on long-term fixed-rate borrowing requirements. Such arrangements are typically designated as cash flow hedges. No cash flow hedge agreements were in existence as at March 31, 2014 or December 31, 2013.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three months ended March 31, 2014 and 2013 are included in financing charges as follows:

Three months ended March 31 (millions of Canadian dollars)	2014	2013
Unrealized loss (gain) on hedged debt	(2)	(1)
Unrealized loss (gain) on fair value interest-rate swaps	2	1

Net unrealized loss (gain)	—	—

At March 31, 2014, Hydro One had $750 million (December 31, 2013 – $750 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $9 million (December 31, 2013 – $12 million). During the three months ended March 31, 2014 and 2013, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At March 31, 2014 and December 31, 2013, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At March 31, 2014 and December 31, 2013, there was no significant accounts receivable balance due from any single customer. At March 31, 2014, the Company’s provision for bad debts was $46 million (December 31, 2013 – $36 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At March 31, 2014, approximately 4% of the Company’s net accounts receivable were aged more than 60 days (December 31, 2013 – 4%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. In addition to payment netting language in master agreements, the Company establishes credit limits, margining thresholds and collateral requirements for each counterparty. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model,

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive marked-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At March 31, 2014, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $12 million (December 31, 2013 – $14 million). At March 31, 2014, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, the revolving standby credit facility of $1,500 million, and the Province of Ontario Floating-Rate Notes. The short-term liquidity under the Commercial Paper Program, the Province of Ontario Floating-Rate Notes and anticipated levels of funds from operations should be sufficient to fund normal operating requirements. At March 31, 2014, accounts payable and accrued liabilities in the amount of $782 million (December 31, 2013 – $789 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At March 31, 2014, Hydro One had issued long-term debt in the principal amount of $9,220 million (December 31, 2013 – $9,045 million). Principal repayments, interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Principal Repayments on Long-term Debt	Interest Payments	Weighted Average Interest Rate
Years to Maturity	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year[1]	750	339	3.1
2 years	550	402	2.8
3 years	500	377	4.3
4 years	600	365	5.2
5 years	750	334	2.8

	3,150	1,817	3.6
6 – 10 years	1,025	1,482	3.4
Over 10 years	5,045	4,454	5.5

	9,220	7,753	4.6

[1]	The amounts disclosed represent amounts for the period from April 1, 2014 to December 31, 2014.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

9. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Estimated 2014 annual pension plan employer contributions are $160 million, based on an actuarial valuation effective December 31, 2011 and the expected level of 2014 pensionable earnings. Employer contributions of $140 million were paid during the three months ended March 31, 2014.

The following table provides the components of the net periodic benefit costs for the three months ended March 31, 2014 and 2013:

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Three months ended March 31 (millions of Canadian dollars)	2014	2013	2014	2013
Current service cost, net of employee contributions	28	37	10	10
Interest cost	78	69	19	16
Expected return on plan assets net of expenses[1]	(92)	(77)	—	—
Actuarial loss amortization	26	44	5	4
Prior service cost amortization	—	—	1	1

Net periodic benefit cost	40	73	35	31

Charged to results of operations[2]	19	18	15	13

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2014 is 6.5% (2013 – 6.25%).
[2]	The Company follows the cash basis of accounting consistent with the inclusion of pension benefit costs in OEB-approved rates.

During the three months ended March 31, 2014, pension benefit costs of $41 million (2013 – $41 million) were attributed to labour, of which $19 million (2013 – $18 million) were charged to operations, and $22 million (2013 – $23 million) were capitalized as part of the cost of property, plant and equipment and intangible assets.

10. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the three months ended March 31, 2014 and the year ended December 31, 2013:

Three months ended March 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	201	65	266
Interest accretion	2	1	3
Expenditures	(1)	(2)	(3)

Environmental liabilities, March 31	202	64	266
Less: current portion	17	12	29

	185	52	237

Year ended December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	197	52	249
Interest accretion	9	1	10
Expenditures	(2)	(14)	(16)
Revaluation adjustment	(3)	26	23

Environmental liabilities, December 31	201	65	266
Less: current portion	15	12	27

	186	53	239

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

March 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	236	66	302
Less: discounting accumulated liabilities to present value	34	2	36

Discounted environmental liabilities	202	64	266

December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	237	68	305
Less: discounting accumulated liabilities to present value	36	3	39

Discounted environmental liabilities	201	65	266

At March 31, 2014, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2014[1]	24
2015	28
2016	35
2017	23
2018	22
Thereafter	170

302

[1]	The amounts disclosed represent amounts for the period from April 1, 2014 to December 31, 2014.

At March 31, 2014, of the total estimated future environmental expenditures, $236 million related to PCBs (December 31, 2013 – $237 million) and $66 million related to LAR (December 31, 2013 – $68 million). The estimated future environmental expenditures related to PCB and LAR are expected to be incurred over the period from 2014 to 2025, and from 2014 to 2022, respectively.

Hydro One records a liability for the estimated future expenditures for the contaminated LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. The Company records a regulatory asset reflecting the expectation that future environmental costs will be recoverable in rates.

In September 2008, Environment Canada published regulations governing the management, storage and disposal of PCBs, enacted under the Canadian Environmental Protection Act, 1999. The regulations impose timelines for disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under these regulations and Hydro One’s approved end-of-use extension, PCBs in concentrations of 500 parts per million (ppm) or more have to be disposed of by the end of 2014, with the exception of specifically exempted equipment, and PCBs in concentrations greater than 50 ppm and less than 500 ppm, or greater than 50 ppm for pole-top transformers, pole-top

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

auxiliary electrical equipment and light ballasts, must be disposed of by the end of 2025. Management judges that the Company currently has very few PCB-contaminated assets in excess of 500 ppm. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

In June 2013, Environment Canada issued Canada Gazette I, which included proposed amendments to the existing PCB regulations, including the extension of the end-of-use deadline beyond 2014 for equipment containing certain concentrations of PCBs. In April 2014, amendments to the PCB regulations were enacted and published in Canada Gazette II, with an effective date of January 1, 2015. Hydro One will assess the impact of the PCB regulations amendments and will make the necessary adjustments to the estimated environmental liability balances during the remainder of 2014.

11. SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of Shareholder’s Equity on the Consolidated Balance Sheets. Management believes that it is not probable that the preferred shares will become redeemable. No adjustment to the carrying value of the preferred shares has been recognized at March 31, 2014 and December 31, 2013. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and shareholder expectations.

Earnings per Share

Earnings per share is calculated as net income for the year, after cumulative preferred dividends, divided by the weighted average number of common shares outstanding during the year.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

12. DIVIDENDS

During the three months ended March 31, 2014, preferred share dividends in the amount of $4 million (2013 – $4 million) and common share dividends in the amount of $195 million (2013 – $125 million) were declared.

13. RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, IESO, Ontario Power Authority (OPA), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for the three months ended March 31, 2014 include $408 million (2013 – $368 million) related to these services. Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues for the three months ended March 31, 2014 include $32 million (2013 – $32 million) related to this program. Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for the three months ended March 31, 2014 include $8 million (2013 – $7 million) related to these services.

During the three months ended March 31, 2014, Hydro One purchased power in the amount of $775 million (2013 – $706 million) from the IESO-administered electricity market; $14 million (2013 – $5 million) from OPG; and $5 million (2013 – $2 million) from power contracts administered by the OEFC.

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three months ended March 31, 2014, Hydro One incurred $3 million (2013 – $3 million) in OEB fees.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. During the three months ended March 31, 2014, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $3 million (2013 – $2 million), primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million (2013 – $1 million).

The OPA funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. During the three months ended March 31, 2014, Hydro One received $7 million (2013 – $7 million) from the OPA related to these programs.

During the three months ended March 31, 2014, Hydro One paid a $5 million (2013 – $5 million) annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

PILs and payments in lieu of property taxes are paid to the OEFC, and dividends are paid to the Province.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

At March 31, 2014, the Company held $250 million in Province of Ontario Floating-Rate Notes with a fair value of $251 million (December 31, 2013 – $251 million).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	March 31, 2014	December 31, 2013
Due from related parties	207	197
Due to related parties[1]	(184)	(230)
Investment	251	251

[1]	Included in due to related parties at March 31, 2014 are amounts owing to the IESO in respect of power purchases of $169 million (December 31, 2013 – $217 million).

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

14. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of Canadian dollars)	2014	2013
Accounts receivable	(189)	(121)
Due from related parties	(10)	(13)
Materials and supplies	(3)	(2)
Other assets	(102)	(114)
Accounts payable	(2)	(10)
Accrued liabilities	(3)	40
Due to related parties	(46)	(60)
Accrued interest	20	16
Long-term accounts payable and other liabilities	5	(2)
Post-retirement and post-employment benefit liability	22	19

	(308)	(247)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in capitalized depreciation and the net change in related accruals:

Three months ended March 31 (millions of Canadian dollars)	2014	2013
Capital investments in property, plant and equipment	(292)	(240)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	5	(16)

Capital expenditures – property, plant and equipment	(287)	(256)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

Three months ended March 31 (millions of Canadian dollars)	2014	2013
Capital investments in intangible assets	(4)	(30)
Net change in accruals included in capital investments in intangible assets	(1)	4

Capital expenditures – intangible assets	(5)	(26)

Supplementary Information

Three months ended March 31 (millions of Canadian dollars)	2014	2013
Net interest paid	81	82
PILs	22	45

15. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

16. COMMITMENTS

Agreement with Inergi LP (Inergi)

In 2002, Inergi, an affiliate of Capgemini Canada Inc., began providing services to Hydro One, including business processing and information technology outsourcing services, as well as core system support related primarily to SAP implementation and optimization. The current agreement with Inergi will expire in February 2015.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at March 31, 2014, the Company provided prudential support to the IESO on behalf of Hydro One Networks and Hydro One Brampton Networks using parental guarantees of $325 million (December 31, 2013 – $325 million), and on behalf of two distributors using guarantees of $1 million (December 31, 2013 – $1 million). In addition, as at March 31, 2014, the Company has provided letters of credit in the amount of $14 million (December 31, 2013 – $21 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At March 31, 2014, Hydro One had letters of credit of $127 million (December 31, 2013 – $127 million) outstanding relating to retirement compensation arrangements.

17. SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of the telecommunications business.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2014 and 2013

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Three months ended March 31, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	422	1,327	15	1,764
Purchased power	—	922	—	922
Operation, maintenance and administration	115	181	15	311
Depreciation and amortization	81	84	2	167
Income (loss) before financing charges and provision for PILs	226	140	(2)	364
Financing charges				90

Income before provision for PILs				274

Capital investments	173	123	—	296

Three months ended March 31, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	373	1,184	15	1,572
Purchased power	—	798	—	798
Operation, maintenance and administration	72	147	14	233
Depreciation and amortization	80	79	2	161

Income (loss) before financing charges and provision for PILs	221	160	(1)	380
Financing charges				88
Income before provision for PILs				292

Capital investments	149	120	1	270

Total Assets by Segment:

(millions of Canadian dollars)	March 31, 2014	December 31, 2013
Total assets
Transmission	11,907	11,846
Distribution	9,032	8,805
Other	895	974

	21,834	21,625

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

18. SUBSEQUENT EVENT

On May 7, 2014, preferred share dividends in the amount of $5 million and common share dividends in the amount of $25 million were declared.